[redacted]

10025955

SECURIT[illegible] [illegible]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Arena Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

GLOBAL ARENA CAPITAL CORP.

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Global Arena Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Global Arena Capital Corp. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Arena Capital Corp. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
March 27, 2009

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Roseland Tinton Falls Grand Cayman
www.mkllp.com

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 53,780	
Due from clearing broker	50,000	
Commissions receivable	24,352	
Advances to registered representatives and employees	44,086	
Other assets	2,646	
TOTAL ASSETS		$ 174,864

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 62,507	
Commissions payable	10,698	
TOTAL LIABILITIES		$ 73,205
STOCKHOLDERS' EQUITY:		
Common stock, par value $1.00 per share; 12,000 shares authorized; 8,889 shares issued and outstanding	8,889	
Additional paid-in capital	741,861	
Accumulated deficit	(649,091)	
TOTAL STOCKHOLDERS' EQUITY		101,659
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 174,864

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Nature of Business

Global Arena Capital Corp. (the "Company"), incorporated under the laws of the State of New York, is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (the "SEC"). The Company changed its name from Equities Trading Corp. on December 5, 2008.

As a broker dealer, the Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker, RBC Correspondent Services (the "Clearing Broker"), a subsidiary of the Royal Bank of Canada. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company services both retail and institutional accounts in a variety of securities transactions. The Company also has correspondent agreements with a number of large mutual fund companies and acts as an agent to sell their products.

As a registered investment advisor, the Company manages clients' assets on a fee basis through clearing arrangements with outside custodians.

During January 2009, the Company received approval from FINRA to expand its business. Such expansion includes the ability to increase its retail production base and perform investment banking activity.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company is engaged providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company.

The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients.

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in advances to registered representatives and employees in the accompanying statement of financial condition, and/or (iii) charged as an expense in the statement of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for this indemnification.

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 2 - Summary of Significant Accounting Policies, continued

Advances to Registered Representatives and Employees

From time to time and in the normal course of business, the Company may advance funds or pay expenses on behalf of its registered representatives or employees. The Company generally establishes an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. As of December 31, 2008, the Company has not established a reserve for any potential non-collection.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NOTE 3 - Adoption of Accounting Pronouncements

Adoption of Financial Accounting Standards Board Interpretation Number 48

In June 2006, the FASB issued Interpretation Number 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective January 1, 2008. Such adoption did not have a material impact on the Company's financial position. As of December 31, 2008, no liability for unrecognized tax benefits was required to be recorded.

NOTE 3 - Adoption of Accounting Pronouncements, continued

Adoption of Statement of Financial Accounting Standards No. 157

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), for assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS 157 had no effect on the Company's financial statements at December 31, 2008. SFAS 157 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and

- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, advances receivable and accrued expenses.

NOTE 3 - Adoption of Accounting Pronouncements, continued

Adoption of Statement of Financial Accounting Standards No. 157, continued
In February 2008, the FASB issued Staff Position 157-2 ("FSP 157-2"). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the Company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities, such as property and equipment. The effect upon adoption of SFAS 157-2 on applicable non-financial assets and liabilities is not expected to be material.

NOTE 4 - Liquidity and Capital Resources

Historically the Company's cash requirements have been funded from operations and capital contributions from its shareholders (See Note 9). The Company believes that it will have sufficient resources to fund its future business activities in a similar manner. However if market conditions should weaken, the Company may need to consider curtailing certain of its business activities, reducing its fixed overhead costs and/or seek additional sources of financing.

NOTE 5 - Due from Clearing Broker

As of December 31, 2008, amounts due from the clearing broker consisted primarily of cash.

NOTE 6 - Income Taxes

As of December 31, 2008, the Company had approximately $650,000 of U.S. net operating loss carryforwards available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in 2025.

NOTE 6 - Income Taxes, continued

At December 31, 2008, the Company has a deferred tax asset of approximately $257,000, which consists primarily of temporary differences relating to net operating losses. Deferred income taxes reflect the net tax effects of operating loss and or tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Due to the Company's historical lack of taxable profits, management has not provided for any deferred tax asset. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. SFAS No. 109 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits, etc. The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance for the full amount as of December 31 2008. The change in the deferred tax valuation allowance increased by approximately $164,000 during the year ended December 31, 2008.

NOTE 7 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintain minimum net capital of $5,000, and also requires that the ratio of aggregate indebtedness, to net capital, both defined, shall not exceed 15 to 1. In addition, advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC and other regulatory agencies.

As of December 31, 2008, the Company had net capital of $55,073, which exceeded the requirement by $50,073.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 - Stockholders' Equity

As of December 31, 2008, the Company had 12,000 shares of common stock, $1 par value, authorized of these shares, 8,889 shares were issued and outstanding.

NOTE 9 - Related Parties

For the year ended December 31, 2008, an affiliated company whose principal member is a shareholder and officer of the Company made payments on behalf of the Company totaling $84,000 for occupancy costs in accordance with a commercial sub-lease agreement. Such payments were reflected as occupancy costs and capital contributions. Subsequent to December 31, 2008, the affiliated company made additional payments for occupancy costs on behalf of the Company totaling $36,000.

During the year ended December 31, 2008, an affiliated company whose principal shareholder is a shareholder and officer of the Company contributed to the Company $25,000 of cash to fund the operations of the Company.

During the year ended December 31, 2008 an affiliated company whose principal member is a shareholder and officer of the Company contributed $365,000 to the Company. The affiliated company subsequent to December 31, 2008 contributed cash of $55,500.

On April 2, 2008, the Company issued 889 shares of its common stock to an affiliated company whose principal member is a shareholder and officer of the Company for cash proceeds of $45,000.

During the year ended December 31, 2008, an entity whose former officer is an officer and shareholder of the Company forgave a note receivable of $12,800. The Company has included this amount as a capital contribution to the Company.

On February 19, 2009, the Company entered into a stock purchase agreement with an affiliated company whose principal member is a shareholder and officer of the Company where by the Company issued 1,111 shares of common stock to the affiliated company for $528,500 of capital contributed to the Company as disclosed above.

In February and March 2009, the Company issued 204 shares of common stock to an affiliated Company whose officer is an officer and shareholder of the Company for cash proceeds of $200,000.

NOTE 10 - Commitments and Contingencies

Litigation

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings.

Operating Lease

The Company has a month to month lease for office space with a shareholder of the Company and requires in-kind payments of $12,000 per month. The lease agreement is held in the name of the shareholder and the Company is not a direct party to the lease.